UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Comstock Resources, Inc.

(Name of Issuer)

Common stock, par value $0.50 per share

(Title of Class of Securities)

205768302

(CUSIP Number)

Thomas L. Walker

Arkoma Drilling, L.P.

Williston Drilling, L.P.

One Cowboys Way
Frisco Texas 75034

972-497-4394

with a copy to:

Doug Rayburn

Gibson, Dunn & Crutcher LLP

2100 McKinney Ave., Suite 1100
Dallas, Texas 75201

214-698-3442

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205768302	SCHEDULE 13D	Page 2 of 8

1	Names of reporting persons Arkoma Drilling, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization TX
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 104,521,077*
	9	Sole dispositive power 0
	10	Shared dispositive power 104,521,077*
11	Aggregate amount beneficially owned by each reporting person 104,521,077*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 56.6%**
14	Type of reporting person (see instructions) PN
*

Consists of 104,521,077 shares of common stock, par value $0.50 per share (“Common Stock”), of Comstock Resources, Inc. (the “Issuer”) held by Arkoma Drilling, L.P., a Texas limited partnership (“Arkoma”). Blue Star Exploration Company (the “General Partner”) is the general partner of Arkoma and Mr. Jones is a director and the sole shareholder of the General Partner. By virtue of these relationships, the General Partner and Mr. Jones may be deemed to share voting and dispositive control over the shares of Common Stock held by Arkoma. Mr. Jones disclaims beneficial ownership of any shares of Common Stock held or beneficially owned by Arkoma or the General Partner.

**

The percentage is calculated based upon 184,701,064 outstanding shares of Common Stock, which was derived from the sum of (i) 105,868,064 outstanding shares of Common Stock as reported on the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2019 (the “Quarterly Report”), (ii) 28,833,000 shares of Common Stock issued to Covey Park Energy Holdings LLC, a Delaware limited liability company (“Holdings”), on July 16, 2019 pursuant to the closing of the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), among the Issuer, Covey Park Energy LLC, a Delaware limited liability company, New Covey Park Energy LLC, a Delaware limited liability company (“New CPE”), and, solely for purposes of Section 5.14 thereof, Holdings, (iii) 37,715,000 shares of Common Stock issued to Arkoma on July 16, 2019 pursuant to the closing of the transactions contemplated by that certain Subscription Agreement (the “Subscription Agreement”), among the Issuer, Arkoma and Williston Drilling, L.P., a Texas limited partnership (“Williston”), and (iv) 12,285,000 shares of Common Stock issued to Williston on July 16, 2019 pursuant to the closing of the transactions contemplated by the Subscription Agreement.

CUSIP No. 205768302	SCHEDULE 13D	Page 3 of 8

1	Names of reporting persons Williston Drilling, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization TX
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 34,050,352*
	9	Sole dispositive power 0
	10	Shared dispositive power 34,050,352*
11	Aggregate amount beneficially owned by each reporting person 34,050,352*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 18.4%**
14	Type of reporting person (see instructions) PN
*

Consists of 34,050,352 shares of Common Stock held by Williston. The General Partner is the general partner of Williston and Mr. Jones is a director and the sole shareholder of the General Partner. By virtue of these relationships, the General Partner and Mr. Jones may be deemed to share voting and dispositive control over the shares of Common Stock held by Williston. Mr. Jones disclaims beneficial ownership of any shares of Common Stock held or beneficially owned by Williston or the General Partner.

**

The percentage is calculated based upon 184,701,064 outstanding shares of Common Stock, which was derived from the sum of (i) 105,868,064 outstanding shares of Common Stock as reported on the Quarterly Report, (ii) 28,833,000 shares of Common Stock issued to Holdings on July 16, 2019 pursuant to the closing of the transactions contemplated by the Merger Agreement, (iii) 37,715,000 shares of Common Stock issued to Arkoma on July 16, 2019 pursuant to the closing of the transactions contemplated by the Subscription Agreement and (iv) 12,285,000 shares of Common Stock issued to Williston on July 16, 2019 pursuant to the closing of the transactions contemplated by the Subscription Agreement.

CUSIP No. 205768302	SCHEDULE 13D	Page 4 of 8

1	Names of reporting persons Blue Star Exploration Company
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization TX
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 138,571,429*
	9	Sole dispositive power 0
	10	Shared dispositive power 138,571,429*
11	Aggregate amount beneficially owned by each reporting person 138,571,429*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 75.0%**
14	Type of reporting person (see instructions) CO
*

Consists of (i) 104,521,077 shares of Common Stock held by Arkoma and (ii) 34,050,352 shares of Common Stock held by Williston. The General Partner is the general partner of Arkoma and Williston and Mr. Jones is a director and the sole shareholder of the General Partner. By virtue of these relationships, the General Partner and Mr. Jones may be deemed to share voting and dispositive control over the shares of Common Stock held by Arkoma and Williston. Mr. Jones disclaims beneficial ownership of any shares of Common Stock held or beneficially owned by Arkoma, Williston or the General Partner.

**

The percentage is calculated based upon 184,701,064 outstanding shares of Common Stock, which was derived from the sum of (i) 105,868,064 outstanding shares of Common Stock as reported on the Quarterly Report, (ii) 28,833,000 shares of Common Stock issued to Holdings on July 16, 2019 pursuant to the closing of the transactions contemplated by the Merger Agreement, (iii) 37,715,000 shares of Common Stock issued to Arkoma on July 16, 2019 pursuant to the closing of the transactions contemplated by the Subscription Agreement and (iv) 12,285,000 shares of Common Stock issued to Williston on July 16, 2019 pursuant to the closing of the transactions contemplated by the Subscription Agreement.

CUSIP No. 205768302	SCHEDULE 13D	Page 5 of 8

1	Names of reporting persons Jerral W. Jones
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 138,571,429*
	9	Sole dispositive power 0
	10	Shared dispositive power 138,571,429*
11	Aggregate amount beneficially owned by each reporting person 138,571,429*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 75.0%**
14	Type of reporting person (see instructions) IN
*

Consists of (i) 104,521,077 shares of Common Stock held by Arkoma and (ii) 34,050,352 shares of Common Stock held by Williston. The General Partner is the general partner of Arkoma and Williston and Mr. Jones is a director and the sole shareholder of the General Partner. By virtue of these relationships, the General Partner and Mr. Jones may be deemed to share voting and dispositive control over the shares of Common Stock held by Arkoma and Williston. Mr. Jones disclaims beneficial ownership of any shares of Common Stock held or beneficially owned by Arkoma, Williston or the General Partner.

**

The percentage is calculated based upon 184,701,064 outstanding shares of Common Stock, which was derived from the sum of (i) 105,868,064 outstanding shares of Common Stock as reported on the Quarterly Report, (ii) 28,833,000 shares of Common Stock issued to Holdings on July 16, 2019 pursuant to the closing of the transactions contemplated by the Merger Agreement, (iii) 37,715,000 shares of Common Stock issued to Arkoma on July 16, 2019 pursuant to the closing of the transactions contemplated by the Subscription Agreement and (iv) 12,285,000 shares of Common Stock issued to Williston on July 16, 2019 pursuant to the closing of the transactions contemplated by the Subscription Agreement.

CUSIP No. 205768302	SCHEDULE 13D	Page 6 of 8

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends (i) the statement on Schedule 13D filed with the SEC on August 22, 2018 (the “Original Schedule 13D”) and (ii) Amendment No. 1 to the Original Schedule 13D filed with the SEC on June 11, 2019 (“Amendment No. 1” and, together with the Original Schedule 13D and Amendment No. 2, this “Schedule 13D”). The Original Schedule 13D and Amendment No. 1 remain in full force and effect, except as specifically amended by this Amendment No. 2.  This Schedule 13D relates to shares of Common Stock of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration.

The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following:

The information set forth in Item 4 of Amendment No. 1 is incorporated by reference. The source of funds used to complete the acquisition of Common Stock by Arkoma and Williston pursuant to the Subscription Agreement is $475 million of cash on hand.

Item 4. Purpose of Transaction

The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following:

The purpose of the acquisition of Common Stock by Arkoma and Williston pursuant to the Subscription Agreement is to provide cash proceeds to the Issuer to be used as consideration for the completion of the transactions contemplated by the Merger Agreement.

Item 5. Interest in Securities of the Issuer.

(a)

The information set forth on rows 11 and 13 of the cover pages of this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based upon 184,701,064 outstanding shares of Common Stock, which was derived from the sum of (i) 105,868,064 outstanding shares of Common Stock as reported on the Quarterly Report, (ii) 28,833,000 shares of Common Stock issued to Holdings on July 16, 2019 pursuant to the closing of the transactions contemplated by the Merger Agreement, (iii) 37,715,000 shares of Common Stock issued to Arkoma on July 16, 2019 pursuant to the closing of the transactions contemplated by the Subscription Agreement and (iv) 12,285,000 shares of Common Stock issued to Williston on July 16, 2019 pursuant to the closing of the transactions contemplated by the Subscription Agreement.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

The information set forth in Item 4 of Amendment No. 1 is incorporated by reference. Beneficial ownership amounts reported in this Schedule 13D exclude certain shares of Common Stock subject to that certain Shareholders Agreement (the “Shareholders Agreement”), by and among Arkoma, Williston, New CPE, the Issuer and Mr. Jones. Given the terms of the Shareholders Agreement, as of the date hereof, each of Arkoma, Williston, the General Partner, Mr. Jones, New CPE and Holdings may be deemed to be a member of a “group” under Rule 13d-5 under the Exchange Act. Based in part on information provided by Holdings, as of July 16, 2019, such “group” may be deemed to beneficially own, in the aggregate 167,404,429 shares of Common Stock, or 90.6% of the outstanding shares of Common Stock.

New CPE has undertaken to file a separate Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing the required information. The Reporting Persons assume no responsibility for the information contained in such Schedule 13D filed by New CPE.

(c)

On July 16, 2019, the Issuer issued (i) 28,833,000 shares of Common Stock to Holdings pursuant to the closing of the transactions contemplated by the Merger Agreement, (ii) 37,715,000 shares of Common Stock to Arkoma pursuant to the closing of the transactions contemplated by the Subscription Agreement and (iii) 12,285,000 shares of Common Stock to Williston pursuant to the closing of the transactions contemplated by the Subscription Agreement.

(d)

No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

CUSIP No. 205768302	SCHEDULE 13D	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2019	ARKOMA DRILLING, L.P.

	By:	Blue Star Exploration Company, its general partner

	By:	/s/ Thomas L. Walker
Name: Thomas L. Walker
Title: Assistant Treasurer

WILLISTON DRILLING, L.P.

	By:	Blue Star Exploration Company, its general partner

	By:	/s/ Thomas L. Walker
Name: Thomas L. Walker
Title: Assistant Treasurer

BLUE STAR EXPLORATION COMPANY

	By:	Jerral W. Jones
its Sole Shareholder

	By:	/s/ Jerral W. Jones
Jerral W. Jones

	By:	/s/ Jerral W. Jones
Jerral W. Jones

CUSIP No. 205768302	SCHEDULE 13D	Page 8 of 8

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: July 17, 2019	ARKOMA DRILLING, L.P.

	By:	Blue Star Exploration Company, its general partner

	By:	/s/ Thomas L. Walker
Name: Thomas L. Walker
Title: Assistant Treasurer

WILLISTON DRILLING, L.P.

	By:	Blue Star Exploration Company, its general partner

	By:	/s/ Thomas L. Walker
Name: Thomas L. Walker
Title: Assistant Treasurer

BLUE STAR EXPLORATION COMPANY

	By:	Jerral W. Jones
its Sole Shareholder

	By:	/s/ Jerral W. Jones
Jerral W. Jones

	By:	/s/ Jerral W. Jones
Jerral W. Jones